UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 29, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

$3,107,000 Callable Contingent Coupon Notes due January 25, 2019 Linked to the Lesser Performing Reference Asset of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

$968,000 Annual AutoCallable Notes due January 27, 2020 Linked to the Lesser Performing Index of the S&P 500® Index and the EURO STOXX 50® Index

$4,974,000 Callable Contingent Coupon Notes due January 25, 2019 Linked to the Lesser Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index

$555,000 Buffered SuperTrackSM Notes due January 31, 2020 Linked to the Performance of the United States Oil Fund, LP

$623,000 Buffered SuperTrackSM Notes due January 29, 2018 Linked to the Performance of iShares® iBoxx® $ High Yield Corporate Bond ETF

$750,000 Callable Contingent Coupon Notes due January 29, 2026 Linked to the Lesser Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index

$1,285,000 Phoenix AutoCallable Notes due January 27, 2023 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$1,491,000 Phoenix AutoCallable Notes due January 29, 2026 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$1,642,000 Buffered SuperTrackSM Notes due January 29, 2021 Linked to the Performance of Dow Jones Industrial AverageSM

$780,000 Annual Reset Coupon Buffered Notes due January 28, 2022 Linked to the Performance of the Russell 2000® Index

$607,000 Buffered SuperTrackSM Notes due July 29, 2019 Linked to the Lesser Performing Index of the Dow Jones Industrial AverageSM and the Russell 2000® Index

$505,000 Phoenix AutoCallable Notes due January 27, 2017 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$640,000 Buffered Digital Notes due July 27, 2018 Linked to the Performance of Russell 2000® Index

$212,000 Callable Contingent Coupon Notes due January 29, 2021 Linked to the Lesser Performing Index of the Russell 2000® Index and the Dow Jones Industrial AverageSM

$1,924,000 AutoCallable Notes due January 29, 2019 Linked to the Least Performing Reference Asset of Four Common Stocks

$3,150,000 SuperTrackSM Notes due January 29, 2021 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

$2,983,000 Phoenix AutoCallable Notes due January 29, 2026 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 29, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director